EXHIBIT 99.1

Hydro Aluminium to Build Precision Tubing Plant in China

Hydro Aluminium will construct its first wholly owned automotive components plant in China to better serve customers in the country's growing automotive market.

Hydro will build the plant in Suzhou, north of Shanghai, to satisfy its automotive customers and further raise its own profile as the leading global supplier of lightweight precision tubing components. Global market leaders in heat and fluid transfer like Behr, Calsonic, Delphi, Denso, Valeo and Visteon are each located in the regions close to the Suzhou Industrial Park site, where the plant will be based.

At the new site, Hydro will produce precision drawn tubing, multi-port extrusions (MPEs) and extruded tubular profiles used in automotive heat transfer applications. The company will also deliver other high-value components from the plant.

Hydro will break ground in the first quarter of 2004 and install the plant's extrusion press by July. Production is scheduled to start in the third quarter of next year. The plant will create about 140 new jobs in Suzhou in first phase (2004).

Total investment costs are estimated to be NOK 150 million (EUR 18 million).

"As the technology leader in this area, we will deliver products with the same high quality and performance as those our customers use in vehicles manufactured in Europe and the United States," says Jan Arne Ronningen, who heads Hydro's Precision Tubing business unit.

"Our Chinese customers have previously had to import some of these products, so they are very happy with our decision to manufacture them within the country."

Hydro Aluminium is the world's leading supplier of precision tubing for automotive heat and fluid transfer applications. Its drawn tubes are used, for example, in fluid lines and air conditioning systems, while MPEs are applied in condensers, evaporators, radiators and charge air coolers.

Although the plant will be Hydro's first fully owned automotive components plant in China, the company already serves the domestic precision tubing market from its nearby joint venture, Hydro Aluminium Wuxi. Hydro also operates a wholly owned magnesium alloys plant in China, in Xi'an, and owns a 31.8 percent share of Suzhou Huasu Plastics Co. Ltd.

Hydro Aluminium is a leading global supplier of high-value and lightweight automotive components, including extrusion-based crash-management systems and cast aluminium engine blocks and cylinder heads.

Hydro Aluminium is the largest integrated aluminium company in Europe and one of the three leading integrated aluminium companies in the world. Hydro Aluminium has 27,000 employees in 28 countries and is part of Norsk Hydro ASA, a leading Norwegian industrial company founded in 1905. Hydro Aluminium is one of the three core business areas in Norsk Hydro, in addition to Hydro Oil and Energy and Hydro Agri. Norsk Hydro is headquartered in Oslo, Norway and has 50,000 employees in approximately 60 countries worldwide.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Telephone
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E-mailThomas Knutzen
+47 22539115
+47 90612359
Thomas.Knutzen@hydro.comHydro Aluminium
Drammensveien 264 Vaekero
N-0246 OSLO
Norway
Phone: (+47) 22 53 81 00
Fax: (+47) 22 53 79 30
www.hydro.com